EX-99.77K: Changes in registrant's certifying accountant

Resignation of independent registered public accounting firm

On September 12, 2017, PricewaterhouseCoopers LLP
("PwC") resigned as the independent registered public accounting firm for the Aberdeen Singapore Fund, Inc.
(the "Fund").

The reports of PwC on the Fund's financial statements as of and for the fiscal years ended October 31, 2016 and October 31, 2015 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the Fund's fiscal years ended October 31, 2016 and October 31, 2015 and the subsequent interim period through September 12, 2017, there were no disagreements between the Fund and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in its reports on the financial statements of the Fund for such years.

During the Fund's fiscal years ended October 31, 2016 and October 31, 2015 and the subsequent interim period through September 12, 2017, there were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-
K under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

The Fund has provided PwC with a copy of the foregoing disclosures and has requested that PwC furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Fund set forth above. A copy of PwC's letter dated December 29, 2017 is filed as an exhibit to this Form N-SAR.

Engagement of new independent registered public accounting firm

On September 12, 2017, upon the recommendation of its Audit Committee, the Board of Directors of the Fund approved the engagement of KPMG LLP ("KPMG") as the independent registered public accounting firm for the Fund for the fiscal year ending October 31, 2017, contingent on KPMG's delivery of an independence letter that is satisfactory to the Fund's Audit Committee.
After completing its standard client evaluation procedures and delivering its independence letter to the Audit Committee, KPMG accepted the engagement, which became effective on November 9, 2017. The
Board and its Audit Committee considered the engagement of KPMG in connection with the resignation of the Fund's former independent registered accounting firm on September 12, 2017, which was previously disclosed in the Fund's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 18, 2017 (SEC
Accession Number: 0001104659-17-057525).

 During the Fund's fiscal years ended October 31, 2016 and October 31, 2015 and the subsequent interim period through November 9, 2017, neither the Fund, nor anyone on its behalf, consulted with KPMG, on behalf of the Fund, regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on the Fund's financial statements, or any matter that was either the subject of a "disagreement," as defined in Item
304(a)(1)(iv) of Regulation S-K under the Exchange Act and the instructions thereto, or a "reportable event," as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act.

SGF